Exhibit 99.8

CONSENT OF APPOINTED ACTUARY

I hereby consent to the use and incorporation by reference in this Annual Report on Form 40-F of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2010 of my Appointed Actuary’s Report to the Shareholders and Directors dated March 18, 2011 (the “Report”), relating to the valuation of the policy liabilities of the Company for its Consolidated Balance Sheets as at December 31, 2010 and 2009 and their change in the Consolidated Statements of Operations for the years then ended.

/s/ Cindy L. Forbes
Cindy L. Forbes
Executive Vice President and Chief Actuary
Fellow, Canadian Institute of Actuaries
Toronto, Canada

Date: March 18, 2011